UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Westwood One, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

961815305

(CUSIP Number)

Eric R. Hattler
The Gores Group, LLC
10877 Wilshire Boulevard, 18th Floor
Los Angeles, CA 90024
310.209.3980

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 2 of 7 pages)

CUSIP No. 961815305	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Gores Radio Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 17,212,978
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 17,212,978

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,212,978
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.5%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815305	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS The Gores Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 17,212,978
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 17,212,978

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,212,978
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.5%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815305	13D	Page 5 of 7 Pages

Item 1. Security and Issuer

This Amendment No. 9 (this “Amendment No. 9”) to the Statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on March 12, 2008 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on March 20, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed on June 20, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed on December 8, 2008 (“Amendment No. 3”), Amendment No. 4 thereto filed on March 5, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed on April 27, 2009 (“Amendment No. 5”), Amendment No. 6 thereto filed on August 3, 2009 (“Amendment No. 6”), Amendment No. 7 thereto filed on August 18, 2010 (“Amendment No. 7”) and Amendment No. 8 thereto filed on March 2, 2011 (the Original 13D and Amendments Nos. 1 through 9, collectively, the “Schedule 13D”), by Gores Radio Holdings, LLC, a Delaware limited liability company (“Gores Radio”) and The Gores Group, LLC, a Delaware limited liability company (“The Gores Group” and, together with Gores Radio, the “Gores Entities” or “Reporting Persons” and together with certain of the affiliates of the Reporting Persons, “Gores”) and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Westwood  One, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1166 Avenue of the Americas, 10th Floor, New York, New York 10036.

Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Original 13D or Amendments Nos. 1 through 8. Capitalized terms used but not otherwise defined in this Amendment No. 9 shall have the meanings ascribed to them in the Original 13D or Amendments Nos. 1 through 8, as applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

Voting Agreement

As a condition to entering into the Agreement and Plan of Merger, dated as of July 30, 2011, (the “Merger Agreement”), between Westwood One, Inc., Radio Networks Holdings, LLC and Verge Media Companies, Inc. (“Verge”), Verge has required that Gores Radio enter into a Voting Agreement, dated as of July 30, 2011, a copy of which is attached hereto as Exhibit 11 and incorporated herein by reference (the “Voting Agreement”), between Verge and Gores Radio.  Pursuant to the Voting Agreement, Gores Radio has agreed, among other things, to consent to the adoption of the Merger Agreement and the transactions contemplated thereby and to vote against any merger agreement or merger other than the Merger Agreement.

Indemnity and Contribution Agreement

Gores Radio has also entered into an Indemnity and Contribution Agreement, dated as of July 30, 2011, a copy of which is attached hereto as Exhibit 12 and incorporated herein by reference (the “Contribution Agreement”), between Westwood One, Inc., Gores Radio, Verge, and Triton Media Group, LLC, pursuant to which Gores Radio has agreed, among other things, to provide certain indemnification rights to the shareholders of Verge in the event that Westwood One, Inc. makes any payment arising out of or directly related to the Metro business of Westwood One, Inc.  The effectiveness of the Contribution Agreement is conditioned upon the consummation of the transactions contemplated by the Merger Agreement.

CUSIP No. 961815305	13D	Page 6 of 7 Pages

Item 7. Material to be Filed as Exhibits

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit	Description of Exhibit

Exhibit 11	Voting Agreement, between Verge Media Companies, Inc. and Gores Radio Holdings, LLC, dated as of July 30, 2011.

Exhibit 12	Indemnity and Contribution Agreement, between Westwood One, Inc., Gores Radio, Verge, and Triton Media Group, LLC, dated as of July 30, 2011.

CUSIP No. 961815305	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2011

GORES RADIO HOLDINGS, LLC

By:	THE GORES GROUP, LLC,
Its Manager

	By:	/s/ Steven Eisner
Steven Eisner

Senior Vice President

THE GORES GROUP, LLC

	By:	/s/ Steven Eisner
Steven Eisner

Senior Vice President